Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	State of Incorporation

Assignment America, Inc.	Delaware
Cejka Search, Inc.	Delaware
CC Staffing, Inc.	Delaware
ClinForce, LLC (f/k/a ClinForce, Inc.)	Delaware
Cross Country Capital, Inc.	Delaware
Cross Country Infotech, Pvt, Ltd.	India
Cross Country Local, Inc. (f/k/a Flex Staff, Inc.)	Delaware
Cross Country Education, LLC (f/k/a Cross Country Education, Inc., Cross Country Seminars, Inc., and CCS /Heritage Acquisition Corp.)	Delaware
Cross Country TravCorps, Inc.	Delaware
HealthStaffers, Inc.	Delaware
MCVT, Inc.	Delaware
Med-Staff, Inc. (f/k/a Cross Country Nurses, Inc.)	Delaware
Metropolitan Research Associates, Inc.	Delaware
Metropolitan Research Staffing Associates, Inc.	Delaware
Assent Consulting	California
Cross Country Holdco (Cyprus) Limited	Cyprus
Cross Country Healthcare UK Holdco	United Kingdom
Akos Limited	United Kingdom
MRA Search, Inc.	Delaware